

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2012

<u>Via E-mail</u>
John G. Stumpf
Chairman, President and Chief Executive Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, California 94163

     Re: **Wells Fargo & Company**
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed February 28, 2012
             File No. 001-02979

Dear Mr. Stumpf:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Michael Seaman for

                          Stephanie J. Ciboroski
                          Senior Assistant Chief Accountant